February 2, 2010

Via EDGAR and Facsimile

Ms. Celia A. Soehner, Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SpectraScience, Inc.
Registration Statement on Form S-1
Filed on January 20, 2010
File No. 333-164430

Dear Ms. Soehner:

SpectraScience, Inc. (the “Company”) submits this letter in response to comments from the Securities and Exchange Commission Staff (the “Staff”) received by letter dated February 1, 2010 regarding the above referenced Registration Statement on Form S-1 (the “Form S-1”).  We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited each Staff comment in bold type and have followed each comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Signatures, page 75

1.	We note that your registration statement appears to be unsigned. Please amend to include signatures that conform to the Form S-1 instructions.

We inadvertently filed the Form S-1 without conformed signatures on the signature page.  We have amended the Form S-1 signature page to conform to the Form S-1 instructions, to include Exhibit 5.1, the legal opinion of Fredrikson & Byron, P.A., as an exhibit the Form S-1, to revise the exhibit list accordingly, and to amend the registration fee calculation on the facing page.  The pre-effective amendment No. 1 to the Form S-1 consists only of the facing page, an explanatory note, Part II to the registration statement, the executed signature page to the previously filed Form S-1, and the signature page to the pre-effective amendment No. 1 to the Form S-1.

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 In connection with the foregoing responses and per your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely, /s/ Jim Hitchin Jim Hitchin Chairman and Chief Executive Officer (858) 847-0200

cc:	Steven Dickinson, Esq., Fredrikson & Byron, P.A.